UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: June 16, 2020

Commission File Number 333-179250

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Aguada Park Free Zone

Paraguay 2141, Of. 1603

Montevideo, Uruguay

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Full Conditional Redemption of 7.25% Senior Notes due 2022

On June 16, 2020, Navios South American Logistics Inc. (the “Company”) and Navios Logistics Finance (US) Inc. (the “Co-Issuer” and, together with the Company, the “Co-Issuers”) notified holders of their 7.25% Senior Notes due 2022 (the “2022 Senior Notes”), that subject to the receipt by the Company of proceeds from a proposed issuance of securities on terms reasonably satisfactory to the Co-Issuers, in their sole discretion and subject to applicable law, generating net proceeds in an amount that is sufficient to effect the redemption of the 2022 Senior Notes and the repayment of amounts outstanding under the Company’s $100 million Term Loan B facility pursuant to that certain credit agreement, dated November 3, 2017, among, inter alios, the Co-Issuers, as borrowers, and the lenders party thereto from time to time, including the payment of any premiums, accrued interest, and costs and expenses incurred in connection therewith, the Co-Issuers will redeem for cash, on July 16, 2020 (the “Redemption Date”), all 2022 Senior Notes then outstanding, at a redemption price of 100.00% of the aggregate principal amount of the 2022 Senior Notes, plus accrued and unpaid interest, if any, on the principal amount being redeemed to but excluding the Redemption Date. This report does not constitute a notice of redemption.

Distribution of an official notice of redemption to holders of the 2022 Senior Notes commenced on June 16, 2020. A copy of the notice of redemption is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

Date: June 16, 2020	By:	/s/ Vasiliki Papaefthymiou
	Name:	Vasiliki Papaefthymiou
	Title:	Executive Vice President—Legal

EXHIBIT INDEX

Exhibit No.	Exhibit

4.1	Indenture, dated April 22, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(1)

4.2	First Supplemental Indenture, dated as of November 3, 2014, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(2)

4.3	Second Supplemental Indenture, dated as of February 6, 2015, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(3)

4.4	Third Supplemental Indenture, dated as of September 26, 2016, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(4)

4.5	Fourth Supplemental Indenture, dated as of March 20, 2019, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., each of the Guarantors thereto and Wells Fargo Bank, National Association.(5)

99.1	Notice of full conditional redemption dated June 16, 2020*

*	Filed herewith.

(1)	Previously filed as Exhibit 4.1 to the Company’s report on Form 6-K (file no. 333-179250), filed with the SEC on April 23, 2014.

(2)	Previously filed as Exhibit 2.12 to our Annual Report on Form 20-F (file no. 333-179250), filed with the SEC on March 30, 2015.

(3)	Previously filed as Exhibit 2.13 to our Annual Report on Form 20-F (file no. 333-179250), filed with the SEC on March 30, 2015.

(4)	Previously filed as Exhibit 10.1 to the Company’s report on Form 6-K (file no. 333-179250), filed with the SEC on November 29, 2016.

(5)	Previously filed as Exhibit 2.7 to the Company’s Annual Report on Form 20-F (file no. 333-179250), filed with the SEC on April 26, 2019.